PURE DIAMONDS
EXPLORATION INC. T.PUG

SUPPL

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

07025656

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG -3 A 6:13

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 30, 2007 TSX Symbol:PUG

Search for Two New Kimberlite Provinces Underway
Eden Point Project, Nunavut

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to provide this update of activities for the Eden Point Project, part of the High Arctic Joint Venture between the Company and De Beers Canada Inc. ("**De Beers**").

As previously reported, processing and analysis of samples collected in 2006 has resulted in the identification of two large areas within which Kimberlite Indicator Minerals (KIMs) were recovered. One area is located on Cornwallis Island and the other covers the western portion of Devon Island. Consequently the Eden Point Project has now been divided into two new project areas: Cornwallis Island and Cape Osborne on Devon Island. The wide regional spacing of the 2006 sampling and subsequent recovery of numerous Kimberlite Indicator Minerals with diamond inclusion type chemistry (G-10) indicates the potential of multiple diamond bearing kimberlite sources within both the Cornwallis and Cape Osborne areas. Both areas are equally prospective for the discovery of new kimberlite provinces.

As execution of the 2007 program progressed, it became obvious that the quickest means to identify drilling targets requires focused exploration efforts on one of the target areas. The decision has been made to conduct a more detailed program on Cornwallis Island, in part for the ease of access from Resolute Bay, and the recovery of more extensive KIMs within the Permit area.

The 2007 exploration program on Cornwallis Island began in July and includes a 30,000 line kilometer low level high resolution airborne magnetic survey. The survey is being flown at 100 meter line spacing with mean terrain clearance of 20 meters. In addition, first pass reconnaissance sampling will be conducted over the new permits that cover the north half of Cornwallis Island. Follow-up sampling will be conducted to define the potential source of the KIMs and large sediment samples collected at the most anomalous 2006 sample sites.

The 2007 exploration program on the Cape Osborne Project, Devon Island will focus on follow-up sampling and prospecting areas where KIMs were recovered from the 2006 regional sampling program. Again, follow-up samples will be collected to better define the potential source of the Indicator Minerals and large sediment samples of the anomalous sites will be collected.

The Cornwallis program is designed to accelerate the target identification process through the use of low level, close spaced magnetic surveys, satellite and air photo interpretation and more detailed sampling and prospecting. Once targets are identified the Joint Venture plans to move as quickly as possible to drilling the selected targets. It is hoped that some drilling can be completed this year. Donald R. Boucher, Professional Geologist and De Beers' Technical Manager, Joint

.../Cont'd.

Venture Projects, is the Qualified Person pursuant to National Instrument 43-101 and has reviewed the contents of this news release.

Pursuant to the Agreement announced May 17, 2006 between De Beers and the Company, the Company has the right to earn up to an 85% working interest in six projects in Nunavut, which includes the Cornwallis and Cape Osborne Projects.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca

3628

PURE DIAMONDS
EXPLORATION INC. LPUG

SUPPL

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

June 14, 2007 **TSX Symbol:PUG**

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES

COMPANY CLOSES $2.5 MILLION PRIVATE PLACEMENT

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to report that further to its news release dated May 9, 2007, the private placement with Pacific International Securities Inc. ("**Pacific International**") has closed. The Company issued 9,000,000 flow-through shares (the "**FT Shares**") at $0.28 per FT Share.

In consideration for acting as agent, Pacific International was paid a commission of 7% of the gross proceeds of the Offering, paid in part cash and part non-flow-through common shares at a deemed price of $0.28 per common share. Pacific International also received compensation options equal to 10% of the number of FT Shares sold under the Offering, where each compensation option entitles the holder to purchase, at an exercise price of $0.30, one common share of the Company on or before December 12, 2008.

Concurrent with the close of the brokered offering, the Company closed a non-brokered private placement of an additional 391,285 flow-through shares (the "**Non-Brokered FT Shares**") on the same terms as the FT Shares. Insiders of Pure Diamonds participated in the purchase of 351,285 of these Non-Brokered FT Shares.

The gross proceeds received from both the brokered and non-brokered offerings were $2,629,560. Pure Diamonds expects to use such proceeds to finance general exploration expenditures on its High Artic Properties, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2007 taxation year.

For further information, please contact:

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca

END